NEW DAY FINANCIAL MANAGEMENT, INC.

55 S. Valley Verde Dr. #235-106

Henderson, NV 89012

November 9, 2011

To:	Duc Dang, Senior Counsel
Or Sandra B. Hunter, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Amendment Number 4 to Registration Statement on Form S-1
Filed September 30, 2011
File No.: 333-166801

Dear Mr. Deng:

The following are the company’s responses and revisions to its filing pursuant to your letter dated October 28, 2011:

General

1.

In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

The registration statement has been revised to provide the following disclosure on page 4:

New Day has no present plans to be acquired or to merge with another company, nor do we, nor any of our shareholders, have plans to enter into a change of control or similar transaction.

Prospectus Summary, page 4

2.

We note your response to comment 5 of our letter dated February 28, 2011.  On page 4 you indicate that resale transactions in any state except California, Florida and Nevada require proper diligence on the part of the investor.  You make the same statement on page 9 but refer to Nevada and Ohio instead.  Please revise to reconcile.

The registration statement has been revised to reconcile that that sales may occur in the States of California, Florida and Nevada, not Ohio.

Market Price of and Dividends an the Registrant's Common Equity…, page 18

Market Information, page 18

3.

We note your response to comment 10 and the revised disclosure on page 18 that you have 2,000,000 shares of common stock “issued and outstanding” even though disclosure elsewhere indicates that the correct number is 2,900,00.  Please revise for consistency.  Also, because disclosure point 2 simply refers to your “issued and outstanding” stock, our prior comment 11 still applies regarding the consistency between points 2 and 3.  Please revise accordingly.

The registration statement has been revised, as follows.

United States Securities and Exchange Commission

Re: New Day Financial Management, Inc.

November 9, 2011

As of the date of this prospectus,

1.

There are no outstanding options of warrants to purchase, or other instruments convertible into, common equity of New Day Financial Management, Inc.;

2.

There are currently 2,000,000 shares of our common stock that could be sold pursuant to Rule 144 of the Securities Act, of which we have agreed to register 950,000 shares for sale by security holders;

3.

Other than the stock registered under this Registration Statement, there is no stock that has been proposed to be publicly offered resulting in dilution to current shareholders.

Financial Statements

4.

Please supplementally confirm to us that you view New Day Financial Management, Inc. to be an operating company that is no longer a development stage company and therefore are no longer required to comply with sections 915-205-45-2 and 4 of the accounting standards codification.  Additionally, remove the disclosure on page 27 which states that you are considered a development stage company and have your auditors provide a new audit report in an amended filing on Form S-1 which does not identify New Day Financial Management, Inc. as development stage company.  Finally, please adjust the caption “deficit accumulated during development stage” on your balance sheets as you apparently are no longer a development stage entity.

The Registrant affirms that is an operating entity and is no longer a development stage company required to comply with sections 915-205-45-2 and 4 of the accounting standards codification.  Additionally, the development stage disclosures, or references alluding thereto, have been removed throughout the financial statements.

A revised audit report has been filed in the amended registration statement.

Note 1 – Summary of Significant Accounting Policies

Income taxes, page 28

5.

We note you have disclosed that no income tax expense has been incurred and this appears to be contradictory with the amount reported on your statements of operations under the caption provision for income taxes.  Please advise.

When the Registrant’s 2009 financial statements were initially prepared, the Registrant believed it may have had enough Net Operating Loss carry forward to offset any income tax liability.  However, while preparing the 2010 audit, the Registrant revisited the income tax provision and amended the footnote in question to include $219 of potential income tax expense for the fiscal year 2009.  The Registrant considers the amount to be immaterial because (a) it doesn’t affect net income per share, (b) the dollar amount is a small percentage of the aggregate net income amount and (c) the Registrant and the Registrant’s independent auditors do not consider the amount material enough to restate the prior year.

Interim Financial Statements

Balance Sheets, page 31

6.

It appears that the sum of liabilities and equity do no equal your assets as of December 31, 2010.  Please revise your balance sheet accordingly.

The balance sheets have been revised, accordingly.

United States Securities and Exchange Commission

Re: New Day Financial Management, Inc.

November 9, 2011

Management’s Discussion and Plan of Operation, page 38

7.

In discussing your results of operations, please revise to provide more details regarding the specific services provided and the number of customers serviced to earn the disclosed revenues.  Considering your current level of operations, please revise to clarify whether any of the customers would be considered major customers or those you are materially dependent on for revenues.  Also, discuss the terms of your arrangement, if any, with those customers associated with your services.

The registration statement has been revised, accordingly.

Plan of Operations, page 40

8.

Please revise to update your disclosure in this section considering we are currently in the fourth quarter of 2011.  You have not made any revisions in response to comment 14.  In updating this section, please discuss how previous expenses factored into the estimates disclosed.

The Plan of Operation section has been revised, accordingly.

Certain Relationships and Related Transactions, page 45

9.

Please revise to identify the related party company controlled by Elaine Evans.

The registration statement has been revised to disclose the entity controlled by Ms. Evans.

Exhibits

10.

We reissue comment 18.  Please revise your Exhibit Index to clarify that your opinion on legality has been previously filed.

The registration statement has been revised, accordingly.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Karen Mannix

Karen Mannix

President and CEO

New Day Financial Management, Inc.

Enclosures